(212) 318-6275

rachaelschwartz@paulhastings.com

May 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Multimedia Trust Inc. (the “Fund”)

Registration Statement on Form N-2

File Nos.: 333-195186 and 811-08476

Ladies and Gentlemen:

On behalf of the Fund, transmitted herewith is a copy of the Fund’s Pre-Effective Amendment No.1 to the Registration Statement on Form N-2 for filing under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “Registration Statement”).

The filing has been marked to show changes made since the filing of the Fund’s Registration Statement on Form N-2 on April 10, 2014, to reflect comments we received from the Staff. We expect to file a request for acceleration of effectiveness of the Registration Statement on May 28, 2014.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for PAUL HASTINGS LLP

Paul Hastings LLP | 75 East 55th Street | New York, NY 10022

t: +1.212.318.6000 | www.paulhastings.com